UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **June 9, 2009**

LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 Light Street, Baltimore, Maryland	**21202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(d)   On June 9, 2009, the Board of Directors elected Barry W. Huff to serve as a non-employee director of the Company, increasing the size of the Board from thirteen to fourteen. Mr. Huff will serve as a member of the class whose term expires at the 2009 Annual Meeting of Stockholders. Until May 2008, Barry W. Huff served as a partner of Deloitte & Touche USA LLP ("Deloitte"), a public accounting firm that provides audit, tax, consulting and advisory services. Between April 1, 2008 and May 31, 2008, Legg Mason and its subsidiaries received consulting, tax and compliance services, and certain funds managed by one of our subsidiaries received audit services, from Deloitte and its affiliates and Legg Mason, its subsidiaries and the funds incurred customary fees for those services in the total amount of $401,000. Mr. Huff was not personally involved in any of the services provided to us, our subsidiaries or the funds. Mr. Huff will be compensated as a non-employee director in accordance with the Company's non-employee director compensation policies and the Non-Employee Director Equity Plan as described in the Company's 2008 Proxy Statement. A copy of the related press release is attached hereto as Exhibit 99 and is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

Exhibit No.	Subject Matter
99	Press Release of Legg Mason, Inc. dated June 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: June 10, 2009   By: /s/ Thomas P. Lemke
    Thomas P. Lemke
    Senior Vice President and General Counsel

LEGG MASON, INC.

EXHIBIT INDEX

Exhibit No.	**Subject Matter**
99	Press Release of Legg Mason, Inc. dated June 9, 2009